U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


                              For October 29, 2002

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F X   Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No  X
                            -----                  -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Crosswave Communications Inc.

Date:  October 29, 2002                     By:   /s/  Koichi Suzuki

                                                  Koichi Suzuki
                                                  President




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             Crosswave Communications Inc. 2nd Quarter of
  Fiscal Year 2002 Conference Call to be Broadcast Over the Internet

    TOKYO--(BUSINESS WIRE)--Oct. 29, 2002--Crosswave Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, announced today that it intends to release its earnings results for its second quarter of fiscal year 2002 on Monday, November 11, 2002(ET). In conjunction with this release, Crosswave will host a conference call on Tuesday, November 12, 2002(ET), which will be simultaneously broadcast over the Internet. Koichi Suzuki, President, Akio Onishi, Chief Executive Officer, and Yasuharu Fushimi, Chief Financial Officer, will host the call.

                      Tuesday, November 12, 2002

                            United States:
                         9:00 AM Eastern Time
                         8:00 AM Central Time
                         7:00 AM Mountain Time
                         6:00 AM Pacific Time

                            United Kingdom:
                      2:00 PM Greenwich Mean Time

                                Japan:
                        11:00 PM Standard Time

    Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at http://www.cwc.co.jp/, or through the Vcall website located at http://www.vcall.com. Please allow 15 minutes prior to the call to visit the sites, and download and install any necessary audio software. A replay will be available on Crosswave and Vcall websites for 90 days following the live call.
    Crosswave offers broadband data communication services through Japan's first nationwide fiber optic network specifically designed for the high-speed transmission of data traffic. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054.

    CONTACT: Contact in Japan:
             Crosswave Communications Inc.
             Kayoko Miyako, 81-3-5205-4580
             ir@cwc.co.jp
              or
             Contact in the United States:
             Citigate Financial Intelligence
             Robin Weinberg, 212/688-6840
             ir@cwc.co.jp


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